                              AMENDED AND RESTATED
                    AGREEMENT OF PURCHASE AND SALE OF STOCK


     THIS AMENDED AND RESTATED AGREEMENT OF PURCHASE AND SALE OF STOCK (the "Agreement") is made and entered into as of May 13, 1994, by and between The Dow Chemical Company, a Delaware corporation (the "Purchaser"), and Univar Corporation, a Delaware corporation (the "Company").

                                R E C I T A L S:

     A. The Company and Purchaser initially entered into this Agreement as of June 24, 1991 in connection with the purchase of the outstanding shares of capital stock of certain subsidiaries of Kongsbo Industrier AB ("Kongsbo"), which comprised the Beijer Industrial Distribution Group ("Beijer"), an industrial group that was a distributor of Purchaser's products in parts of Europe.

     B. To finance a portion of the acquisition of Beijer, the Company agreed to sell and Purchaser agreed to acquire 1,900,000 shares of the Company's common stock, $.33-1/3 par value per share (the "Original Shares"), and the Company agreed to sell under certain circumstances additional shares of the Company's common stock, $.33-1/3 par value per share (the "Original Additional Shares").

     C. This Agreement was amended on September 24, 1993, November 30, 1993, December 21, 1993, and February 21, 1994 and the parties have agreed to further amend and fully restate their agreement including provisions for an initial sale of 2,000,000 shares of the Company's common stock, $.33-1/3 par value per share (the "Additional Common Shares") and, at the Company's or Purchaser's option, a subsequent sale of 101,874 shares of Series A Preferred Stock (the "Additional Preferred Shares") in lieu of the parties' existing agreement to purchase and sell the Original Additional Shares. Provisions of the existing agreement with no current or future effect have been deleted.

     NOW, THEREFORE, for and in consideration of the respective covenants, agreements, representations, and warranties contained herein, the parties hereto agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

     As used in this Agreement:

     ACT.  "Act" shall have the same meaning as in the Dow Standstill Agreement.

     ADDITIONAL CLOSINGS. "Additional Closings" means the consummation of the Company's transfer(s) to Purchaser of the Additional Preferred Shares in exchange for certain consideration which shall occur at the time(s) determined in accordance with Section 2.6 at the place(s) specified in Section 8.1.

     ADDITIONAL CLOSING DATES. "Additional Closing Dates" means the date(s) determined in accordance with Section 2.6 relating to the consummation of the purchase and sale of the Additional Preferred Shares.

     ADDITIONAL COMMON SHARES. "Additional Common Shares" means the 2,000,000 shares of the Company's common stock, $.33-1/3 par value per share, that Purchaser agrees to purchase from the Company pursuant to this Amended and Restated Agreement of Purchase and Sale of Stock.

     ADDITIONAL PREFERRED SHARES. "Additional Preferred Shares" means the 101,874 shares of the Company's Series A Preferred Stock that Purchaser agrees to purchase from the Company pursuant to this Amended and Restated Agreement of Purchase and Sale of Stock.

     BENEFICIAL OWNER. "Beneficial Owner" and "Beneficial Ownership" and other derivations thereof shall have the same meaning as in the Dow Standstill Agreement and shall be interpreted in a manner consistent with any judicial interpretation of such term under the Pakhoed Standstill Agreement.

     CLOSING. "Closing" means the consummation of the Company's transfer to Purchaser of the Additional Common Shares in exchange for certain consideration which shall occur at the time and place specified in Section 8.1.

     CLOSING DATE. "Closing Date" means the date provided for in Section 8.1 of this Agreement.

     COMMISSION. "Commission" means the United States Securities and Exchange Commission.

     COMMON STOCK. "Common Stock" means shares of the Company's common stock, $.33-1/3 par value per share or such other par value as may be established from time to time.

     COMMON STOCK EQUIVALENTS. "Common Stock Equivalents" shall have the same meaning as in the Dow Standstill Agreement and shall be interpreted in a manner consistent with any judicial interpretation of such term under the Pakhoed Standstill Agreement, if such Pakhoed Standstill Agreement is in effect as of the time such interpretation is made.

     DOW STANDSTILL AGREEMENT. "Dow Standstill Agreement" means the agreement between Purchaser and the Company, as amended and incorporated as Exhibit A.

     ENVIRONMENTAL CLAIM. "Environmental Claim" means any notice of violation, claim, demand, abatement order, designation as a "Potentially Responsible Party," "Potentially Liable Property" or other notice or order by any governmental authority or any Person for any damage, including, without limitation, personal injury (including sickness, disease or death), tangible or intangible property damage, contribution, indemnity, indirect or consequential damages, damage to the environment or natural resources, nuisance, pollution, contamination or other adverse effects on the environment, or for fines, penalties, costs or restrictions, resulting from or based upon (i) the existence of a Release (whether sudden or non-sudden or accidental or non-accidental) of, or exposure to, any Hazardous Material in, into or onto the environment at, in, by, from or in the vicinity of or related to any property owned or leased by the Company or any of the Subsidiaries, (ii) the use, generation, handling, transportation, storage, treatment or disposal of Hazardous Materials in connection with the operation of any property owned or leased by the Company or any of the Subsidiaries, or (iii) the violation, or alleged violation, of any statutes, ordinances, orders, rules, regulations, permits, licenses or authorizations (including, without limitation, all Environmental Laws) of or from any governmental authority relating to environmental matters connected with any property owned or leased by the Company or any of the Subsidiaries.

     ENVIRONMENTAL LAWS. "Environmental Laws" means all applicable laws, statutes, ordinances, orders, rules and regulations relating to environmental matters, including, without limitation, those relating to the Release or threatened Release of Hazardous Materials and to the generation, use, storage, transportation, or disposal of Hazardous Materials, in any manner applicable to Company or any of its Subsidiaries or any of their respective properties, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) and the Emergency Planning and Community Right-to-Know Act (42 U.S.C. Section 11001 et seq.) and environmental protection, including, without limitation, the National Environmental Policy Act (42 U.S.C. Section 4321 et seq.) and applicable state or provincial laws, each as amended or supplemented, and any similar or analogous local, state or provincial and federal statutes and regulations promulgated pursuant thereto, each as in effect as of the date of this Agreement.

     HAZARDOUS MATERIALS. "Hazardous Materials" means (i) any chemical, material or substance defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous waste," "restricted hazardous waste," or "toxic substances" or words of similar import under applicable Environmental Laws; (ii) (A) oil, natural gas, petroleum or petroleum derived substance, any drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal fluid, any flammable substances or explosives, any radioactive materials, any hazardous wastes or substances, any toxic wastes or substances or (B) any other materials or pollutants that (1) pose a hazard to any property of Company or any of its Subsidiaries or to Persons on or about such property or to any other property that may be affected by the Release of such materials or pollutants from property of Company or its Subsidiaries or to Persons on or about such property or (2) cause such property or such other property to be in violation of any Environmental Law; (iii) asbestos, urea formaldehyde foam insulation, toluene, polychlorinated biphenyls in excess of fifty parts per million; and (iv) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable governmental authority.

     KNOWLEDGE. "Knowledge" "known" and "to the best of Company's knowledge" and derivations thereof, shall mean the actual knowledge of the Company's officers after reasonable inquiry.

     MARKET PRICE. "Market Price" means the average of the high and low prices of the Common Stock quoted on any day on the New York Stock Exchange, or if not listed thereon, any exchange on which the Common Stock may at the time be listed, or, if there shall have been no sales on such exchange on such day, the average of the mean between the bid and asked prices at the end of such day, or if the Common Stock shall not be so listed, the average of the high and low prices of the Common Stock on such day quoted on the National Association of Securities Dealers, Inc. Automated Quotation System, or if the Common Stock is not so quoted, the average of the mean between the bid and asked prices per share on such day in the over-the-counter market as reported by a generally accepted reporting service.

     OPTION. Subject to the terms set forth in this Agreement, "Option" means the reciprocal rights of (i) the Company to put to Purchaser and (ii) the Purchaser to call from the Company, 101,874 shares of the Series A Preferred Stock.

     ORIGINAL ADDITIONAL SHARES. "Original Additional Shares" means the shares of the Company's common stock, $.33-1/3 par value per share with respect to which Purchaser and the Company had previously agreed to purchase and sell, which has been superseded by the terms of this amended and restated Agreement.

     PAKHOED. "Pakhoed" shall have the same meaning as in the Dow Standstill Agreement.

     PAKHOED STANDSTILL AGREEMENT. "Pakhoed Standstill Agreement" shall have the same meaning as in the Dow Standstill Agreement.

     PERSON. "Person" means any individual, partnership, corporation, joint venture, or other entity.

     PREFERRED STOCK. "Preferred Stock" means shares of the Company's preferred stock, no par value, as may be designated from time to time, including Series A Preferred Stock.

     RELEASE. "Release" means any uncontrolled or unpermitted release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), or into or out of any property, including the movement of any Hazardous Material through the air, soil, surface water, groundwater or property in violation of any applicable Environmental Law.

     SEC DOCUMENTS. "SEC Documents" means the Company's Annual Report on Form 10-K for the years ended February 28, 1991, February 29, 1992, and February 28, 1993; its Quarterly Reports on Form 10-Q for each of the quarters ended May 31, 1993, August 31, 1993, and November 30, 1993; its Form 8-K dated June 24, 1991; its Proxy Statement dated July 2, 1993 relating to the Company's 1993 Annual Meeting of Shareholders; and all documents attached as Exhibits to or incorporated by reference into the foregoing.

     SERIES A PREFERRED STOCK. "Series A Preferred Stock" means the Series A Junior Participating Convertible Preferred Stock as authorized by resolution of the Company's Board of Directors on April 13, 1994 and the Certificate of Designation for which is attached hereto as Exhibit B.

     SHARES. "Shares" means the Company's Common Stock and its Series A Preferred Stock as may be outstanding from time to time.

     SUBSIDIARIES. "Subsidiaries" means Van Waters & Rogers Inc., a Washington corporation, and Van Waters & Rogers Ltd./Van Waters & Rogers Ltee, a Canadian corporation.

                                   ARTICLE II

                          PURCHASE AND SALE OF SHARES

     2.1 PURCHASE AND SALE OF ADDITIONAL COMMON SHARES. Subject to the terms and conditions set forth herein, at the Closing, the Company shall sell, transfer, convey, assign, and deliver the Additional Common Shares to Purchaser, and Purchaser shall acquire, purchase, and accept the Additional Common Shares from the Company.

     2.2 PURCHASE PRICE OF ADDITIONAL COMMON SHARES. The price for the Additional Common Shares shall be $18.74 per share, for a total purchase price of $37,480,000 for the Additional Common Shares, subject to Purchaser's right of set-off as provided in Section 8.5 of this Agreement.

     2.3 PAYMENT OF ADDITIONAL COMMON SHARES PURCHASE PRICE. The total purchase price for the Additional Common Shares shall be delivered and paid by Purchaser to the Company at the Closing in cash or by wire transfer to: UNIVAR CORPORATION, Account #1461219, Seattle First National Bank, ABA # 125000024, Attn. Dora Brown, NW Natl. Div., 358-3004.

     2.4 PURCHASE OF ADDITIONAL PREFERRED SHARES. On and after the date hereof and through and including the third anniversary of the date hereof (the "Option Expiration"), the Company shall have the Option to sell, and the Purchaser shall have the Option to purchase, up to 101,874 of the Additional Preferred Shares, and, upon exercise of such Option by the Company or the Purchaser, the Purchaser shall purchase and the Company shall sell such Additional Preferred Shares, provided the terms and conditions set forth in this Agreement have been fulfilled in all material respects.

     2.5 PURCHASE PRICE OF ADDITIONAL PREFERRED SHARES. The price for the Additional Preferred Shares shall be $93.70 per share (the "Purchase Price").

     2.6 EXERCISE OF OPTION. The Company shall provide written notice to the Purchaser, or the Purchaser shall provide written notice to the Company, of its election to exercise the Option (the "Option Notice"). The Option Notice shall specify the number of Additional Preferred Shares to be purchased and sold, the purchase price calculated in accordance with Section 2.5, and, if the Option is exercised by the Company, the proposed use of proceeds of the sale of the Additional Preferred Shares. The Additional Preferred Shares shall be sold by the Company and purchased by the Purchaser at one or two Additional Closings, provided that, at the first Additional Closing, the Option shall be exercised with respect to all or fifty percent (50%) of the Additional Preferred Shares, and there shall be no more than two (2) Additional Closings arising from the exercise of the Option. Purchaser shall select each Additional Closing Date, but each Additional Closing Date shall be no later than 90 days after the date of the applicable Option Notice.

     2.7  CONDITIONS TO ADDITIONAL CLOSINGS.  In addition to the conditions in
Article VII that are applicable to Additional Closings, the following shall be conditions precedent to the Purchaser's obligation to purchase any Additional Preferred Shares following an exercise of the Option by the Company:

          (a) The Company will use the proceeds from the sale of Additional Preferred Shares for purposes approved by a majority of the Board of the Company which represent and enhance long term value to the shareholders of the Company and which the Purchaser reasonably agrees, which agreement shall not be unreasonably withheld, meet one or more of the following criteria: the use of proceeds (1) is an investment within the industry of which the Company and the Purchaser are a part, (2) promotes the globalization of the Company's business and/or the development of its distribution business in North America, (3) enables the Company to appropriately and effectively respond to environmental concerns and requirements, or (4) enables the Company to expand, develop, and/or enhance its ChemCare(R) business; prior to each Option Notice given by the Company, the Company shall consult with the Purchaser regarding the proposed use of the proceeds from such Option and shall give the Purchaser the opportunity to present its views on the use of proceeds at a meeting of the Company's Board of Directors;

   (b)  There shall have been no more than one (1) prior Additional Closing; and

          (c) The Closing of the sale of the Additional Common Shares shall have occurred.

     2.8 DEFERRAL FEE. On or before April 30, 1995, April 30, 1996, and April 30, 1997, provided that an Additional Closing for the purchase of Additional Preferred Shares has not occurred, Purchaser shall pay to the Company an annual fee of $350,000 to compensate the Company at an assumed rate for additional interest expense incurred as a result of deferring the exercise of the Option as to the Additional Preferred Shares. In the event of one or more Additional Closing(s) on or before April 30, 1997, the annual fee shall be proportionately decreased at a rate of $3.44 per share of Series A Preferred Stock to take into account the number of shares of Additional Preferred Shares purchased and prorated based on the number of months during such year that the Additional Preferred Shares were not outstanding. For example, if half of the Additional Preferred Shares are purchased pursuant to the Option in the seventh month of the second year and the remaining Additional Preferred Shares are purchased at the end of the second year, then the fee due the Company for the second year would be $175,000 and there would be no fee for the third year.

     2.9 PAYMENT OF ADDITIONAL PREFERRED SHARES PURCHASE PRICE. The total purchase price for the Additional Preferred Shares shall be paid at the Additional Closings, subject to Purchaser's right of set-off as provided in
Section 8.5 of this Agreement, in accordance with wire or other reasonable payment instructions given by the Company prior to such Additional Closings.


                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents, warrants, and agrees as follows:

     3.1 ORGANIZATION AND EXISTENCE. Each of the Company and the Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation with all requisite corporate power to carry on its business as now conducted and to own and operate the assets and properties now owned and operated by it. Each of the Company and the Subsidiaries is duly qualified as a foreign corporation in each jurisdiction in which the character and location of its assets and the nature of its business requires such qualification except where the failure to be so qualified will not have a material adverse effect on the business of the Company and the Subsidiaries taken as a whole. The Company has delivered to Purchaser complete and correct copies of the Certificates of Incorporation and Bylaws of the Company and the Subsidiaries as in effect on the date hereof. The Subsidiaries are the only operating subsidiaries of the Company, and neither the Company nor the Subsidiaries have any other operating subsidiaries.

     3.2 AUTHORITY OF THE COMPANY. The Company has full corporate power and authority to sell the Shares to Purchaser and the sale and transfer of the Shares by the Company to Purchaser hereunder will vest title to the Shares in Purchaser free and clear of any lien, pledge, charge, security interest, adverse claim, or other encumbrance of any nature whatsoever. The execution, delivery, and performance of this Agreement by the Company have been duly authorized by all requisite corporate action and no further action is necessary on the part of the Company to make this Agreement valid and binding upon the Company in accordance with its terms. Purchaser has received copies of all resolutions pertaining to such authorization and all such resolutions are in full force and effect as of the date hereof.

     3.3 CAPITALIZATION. The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, of which 19,648,273 shares were issued and outstanding and 2,370,229 shares were held in the Company's treasury, as of April 1, 1994, and 750,000 shares of no par Preferred Stock, of which none is outstanding. Series A Preferred Stock is the only series of preferred stock which has been designated. As of April 1,1994, 1,045,774 shares were reserved for issuance pursuant to stock options granted to the Company's employees (the "Stock Options"). The Company has no other outstanding securities except for indebtedness reflected in the SEC Documents. All of the issued and outstanding shares (including the Shares) are or will be at the time of the Closing or the Additional Closings, as the case may be, validly issued, fully paid, and non-assessable, and have not and will not have been issued in violation of (1) the preemptive rights of any stockholder of the Company or any other party or
(2) applicable federal, state, or foreign securities laws. The Shares are free and clear of all liens, pledges, charges, security interests, adverse claims, or other encumbrances of any nature whatsoever. Except for this Agreement, the Pakhoed Standstill Agreement, the Shareholder Agreement between the Company and Pakhoed Investeringen B.V. concerning Univar Europe N.V., and the Stock Options, there are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments (contingent or otherwise) obligating the Company to sell or transfer any of the Shares or obligating the Company to issue or to transfer from treasury any additional shares of, or any securities convertible into, the capital stock of the Company. Except as set forth in the Dow Standstill Agreement and applicable federal and state securities laws: (i) there are no restrictions or qualifications of any kind on the sale or transfer of the Shares and (ii) no proxy, voting trust, or other instrument, agreement, or document exists which restricts or could restrict the right, power, or authority of the Purchaser to vote the Shares as Purchaser deems desirable in its sole discretion.

     3.4 NO BREACH. The execution and delivery by the Company of this Agreement and of any other instrument contemplated hereby to which the Company will be a party, and the consummation and performance of the transactions contemplated hereby and thereby, have not resulted in, will not result in, and do not constitute a conflict with, a breach or violation of, or a default or an event that, with notice or lapse of time or both, would be a default, breach, or violation of, or an event that would permit any party to terminate or to accelerate the maturity of or any payment pursuant to:

          (a) the Certificates of Incorporation or Bylaws of the Company or any of the Subsidiaries;

          (b) any term or provision of any lease, bond, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument, indebtedness, or obligation to which the Company or any of the Subsidiaries, is a party or by which any of them or any of their respective assets or properties is bound;

          (c) any license, franchise, permit, or other authorization, governmental or otherwise, held by the Company or any of the Subsidiaries or otherwise used in connection with the ownership and present conduct of the business of the Company or any of the Subsidiaries; or

          (d) to the best of the Company's knowledge, any law, judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or other agency or body, governmental or otherwise.

Except compliance with the Securities Exchange Act of 1934, the execution and delivery of this Agreement and the consummation and performance of the transactions contemplated hereby do not require the approval, consent, or authorization of, or any filing with or notice to, any federal, state, local, or other agency or body, governmental or otherwise, or any other third party.

     3.5 SEC DOCUMENTS. The Company has delivered to Purchaser a true and complete copy of the SEC Documents. The Company has filed all documents required to be filed with the SEC since May 1, 1986. Each of the SEC Documents has been duly filed, and when filed was in substantial compliance with the requirements of the applicable SEC form. Each of the SEC Documents was complete and correct in all material respects as of its date and, as of its date, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which made, not misleading. Except to the extent information contained in any SEC Document has been revised or superseded by a later-filed SEC Document, none of the SEC Documents currently contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made and taking into account the date on which the SEC documents were filed, not misleading. Except as may be disclosed in writing to the Purchaser in connection with the purchase of the Additional Common Shares or pursuant to the SEC Documents, since November 30, 1993, there has not been any material adverse change in the condition (financial or otherwise) or results of operations of the Company.
The audited financial statements of the Company included in the SEC Documents have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended. The unaudited financial statements included in any SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and such unaudited financial statements are fairly presented in conformity with generally accepted accounting principles (except as otherwise permitted by Form 10-Q of the SEC) applied on a basis substantially consistent with that of the audited financial statements included in the SEC Documents subject to normal year-end audit adjustments.

     3.6 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in the SEC Documents or otherwise disclosed in writing to the Purchaser in connection with the purchase of the Additional Common Shares, the Company has not incurred, and none of its assets or properties are subject to, any liabilities or obligations whether accrued, absolute, contingent, invoiced or otherwise, whether due or to become due and whether or not such liabilities are normally shown or reflected on a balance sheet prepared in a manner consistent with generally accepted accounting principles, other than:

          (a) Estimated federal and state income and other taxes accrued in the ordinary course of business of the Company since November 30, 1993; and

          (b) Liabilities that, to the best of the Company's knowledge, individually and in the aggregate do not have a material adverse effect on the financial condition or business of the Company and the Subsidiaries taken as a whole.

The Company is not in default in respect of any term or condition of any material indebtedness or liability. There are no facts in existence on the date hereof known to the Company that might reasonably serve as the basis for any material liabilities or obligations of the Company not disclosed in this Agreement, the SEC Documents, or the Schedules or Exhibits attached to this Agreement.

     3.7 TAX MATTERS. All material federal, state, county, local, foreign and other taxes, including without limitation, income taxes, corporate franchise taxes, sales and ad valorem taxes, assessments, penalties, and interest due and payable by the Company on or before the date of this Agreement have been paid, are adequately provided for in the Company's financial statements, or are being contested in good faith, and the Company has filed (or obtained extensions for) all tax returns and reports required to be filed by it with all applicable taxing authorities, within the time and in the manner prescribed by law.
Except as otherwise disclosed in writing to the Purchaser in connection with the purchase of the Additional Common Shares or in the SEC Documents, there are no unpaid taxes which are or could become liens upon any of the property or assets of the Company other than property taxes not yet due and payable. Appropriate accruals have been made for all taxes attributable to all periods prior to and including the Closing, but not yet due. There are no applicable taxes, fees, or other governmental charges payable in connection with the execution and delivery of this Agreement.

     3.8  CERTAIN REAL PROPERTY MATTERS.

          (a) REAL PROPERTY. The Company has previously provided the Purchaser with a complete and accurate list (as of the date of such list) (the "Facilities List") of real properties owned by the Company or any of the Subsidiaries or covered by leases for more than 3,000 square feet to which the Company or any of the Subsidiaries is a party (the "Property").

          (b) GOVERNMENTAL RESTRICTIONS. The Company has not received, nor is it aware of, any notifications, restrictions, or stipulations from the United States of America, any state or any other governmental authority requiring any work to be done on the Property or threatening the use of the Property, except environmental matters disclosed in writing to the Purchaser in connection with the purchase of the Additional Common Shares or which in the aggregate would not have a material adverse effect on the Company and the Subsidiaries taken as a whole. There are no pending or threatened condemnation proceedings affecting any portion of the Property which is material to the operations of the Company and the Subsidiaries taken as a whole.

          (c) TITLE. Fee simple title to the Property listed on the Facilities List as owned is currently vested in the Company or the applicable Subsidiary, as the case may be, subject to no known mortgages, liens, encumbrances, or other matters affecting title, except as disclosed in the SEC Documents or on the Facilities List or as arise in the ordinary course of business (including liens arising as a matter of law) and do not materially impair the Company's or the applicable Subsidiary's ownership or use of such Property taken as a whole.

          (d) LEASES AND RENTS. All of the leases listed on the Facilities List are valid and in full force, and there does not exist any material default or event which, with notice or lapse of time or both, would constitute a default under any of these leases and which would have a materially adverse effect on the Company or the applicable Subsidiary.

          (e) ZONING. To the best of the Company's knowledge, the Company or the applicable Subsidiary has the right to use each Property in the use to which it is now put, and neither the Company nor the applicable Subsidiary has received notice of any zoning violation or change with regard to any such Property that would prevent continuation of such use.

          (f) ENVIRONMENTAL PROTECTION. To the best of the Company's knowledge and except as disclosed in writing to the Purchaser in connection with the purchase of the Additional Common Shares:

               (i) the operations of the Company and its Subsidiaries, comply in all material respects with all Environmental Laws, noncompliance with which would have a material adverse effect on the operations, assets, or condition of the Company and its Subsidiaries taken as a whole;

               (ii) the Company and each of its Subsidiaries have obtained all material permits under Environmental Laws necessary to their respective operations, and all such permits are in good standing, and the Company and each of its Subsidiaries are in compliance with all material terms and conditions of such permits, the absence of, or noncompliance with, which would have a material adverse effect on the operations, assets, or condition of the Company and its Subsidiaries taken as a whole; and

               (iii) neither the Company nor any of its Subsidiaries has any liability in connection with any Release of any Hazardous Materials by the Company or any of its Subsidiaries or the existence of any Hazardous Material on under or about any property that would give rise to an Environmental Claim that would have a material adverse effect on the operations, assets, or condition of the Company and its Subsidiaries taken as a whole.

     3.9 MATERIAL CONTRACTS. The Company has provided a list of all contracts and agreements, written or oral, absolute or contingent, which involve an annual commitment of $1 million or more and to which the Company or any Subsidiary is a party, other than (a) those involving the purchase or sale of inventory in the ordinary course of the Company's business, and (b) those specifically listed in any other disclosure made pursuant to this Agreement or in the SEC Documents. The Company has provided Purchaser access to each such contract and agreement together with all amendments and modifications thereof. The Company shall provide a copy of such contracts and agreements upon Purchaser's request.

     3.10 NO DEFAULT. There has been no default or event that with notice or lapse of time, or both would constitute a default, in any material respect, of any obligation to be performed by the Company, any Subsidiary, or any other party under any contract or agreement described in Section 3.9 or in the SEC Documents, nor has the Company waived any material right under any such contract or agreement. The Company has never had a material uncured default on the payment of any principal, premium, or interest on any indebtedness.
Neither the Company nor any Subsidiary has received notice that any party intends to modify, cancel, or terminate any such contract or agreement.

     3.11 PATENTS AND TRADEMARKS. The Company has provided the Purchaser with a complete written list of all trademarks, trademark registrations or applications, service marks, patents, trade names, copyrights, or copyright registrations or applications owned or used by the Company and each Subsidiary, together with a brief description of each. Except as disclosed to Purchaser in writing in connection with the purchase of the Additional Common Shares, the Company and each Subsidiary owns or possesses all trademarks, trademark registrations or applications, service marks, patents, trade names, copyrights, or copyright registrations or applications, the use of which is necessary in connection with the proper and efficient operation of the business of the Company and each Subsidiary as now conducted or as proposed to be conducted, or in connection with the performance of any contract to which the Company or any Subsidiary is a party, without any known conflict with the rights of others. Neither Company nor any Subsidiary has, to the best of its knowledge, infringed nor is now infringing upon any trademark, trade name, service mark, or copyright belonging to any other Person whatsoever.

     3.12 LICENSES AND PERMITS. Except as to matters covered by Section 3.8, the Company has all known licenses, franchises, permits, easements, certificates, consents, rights, and privileges that it reasonably believes are necessary or appropriate to the proper and efficient conduct of the business of the Company and each Subsidiary as now conducted or as proposed to be conducted, without any known conflict with the rights of others. All such items are in full force and effect and the Company and each Subsidiary are not in default under any such items where such default would have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     3.13 INSURANCE. The Company has previously provided a written description (including coverage amounts) of primary and first level excess insurance policies (i) currently carried by the Company in connection with the ordinary conduct of the Company's business and in connection with assets and properties owned or leased by the Company (except employee benefit coverages) or (ii) issued since 1950 under which the Company or any of its subsidiaries engaged in the present or past chemical business may be entitled to recovery for losses sustained as a result of any claim or proceeding involving Hazardous Materials.

     3.14  LITIGATION, LABOR DISPUTES, PRODUCT WARRANTIES AND PRODUCT LIABILITY.

          (a) LITIGATION. Except as set forth in the SEC Documents, or as otherwise disclosed in writing to Purchaser in connection with the purchase of the Additional Common Shares, no known claim, action, suit, investigation or other proceeding, reasonably believed to involve $1,000,000 or more, against the Company or any Subsidiary or against any asset of the Company or any Subsidiary is pending or, to the Company's knowledge, threatened. As of February 28, 1994, reserves for claims reported were $3,400,000 and reserves for incurred but not reported claims were $2,700,000. It is the Company's present best judgment that no such claim, action, suit, investigation or other proceeding would (a) result in any judgment, order, decree or other determination that would have a material adverse effect on the Company; or (b) prevent or impede the performance of this Agreement or of any of the agreements related to this Agreement.

          (b) LABOR. There is not pending, nor, to the Company's knowledge, threatened, any labor or collective bargaining dispute, petition, strike or work stoppage, organizing campaign, picketing (whether organized or not) or advocated boycotting, or slowdown that would affect a material portion of the business of the Company. There is not pending, nor to the Company's knowledge is there threatened, any charge or complaint against the Company by the National Labor Relations Board (or any equivalent agency outside the United States) or any representative thereof; nor to the Company's knowledge is there any valid basis for finding that the Company has committed any unfair labor practice as defined in the National Labor Relations Act of 1947, as amended, or any similar law of any jurisdiction outside the United States. The Company has provided Purchaser with true and complete summary of all union contracts, collective bargaining agreements, consent decrees or affirmative action plans.

          (c) PRODUCT WARRANTIES AND PRODUCTS LIABILITIES. Except as disclosed to the Purchaser in writing, there is not pending, nor to the Company's knowledge threatened, any claim, action, suit or other proceeding against the Company with respect to products sold by the Company which would have a material adverse effect on the Company and Subsidiaries taken as a whole.

     3.15 COMPLIANCE WITH LAWS. Except with respect to environmental matters, which are addressed in Section 3.8, the Company and the Subsidiaries have, to the best of their knowledge, complied, and are in compliance, in all material respects, with all laws, ordinances, rules, regulations, requirements, and orders of federal, state, or local governments and/or their agencies to which they are subject, (including, without limitation, those relating to zoning, building, immigration, and equal employment opportunities), the violation of which does or could materially adversely affect the prospects, earnings, properties, or condition, financial or otherwise, of the Company and the Subsidiaries. The Company and the Subsidiaries have obtained all material licenses, consents, permits, and other governmental authorizations presently required for the conduct of their businesses and operations as currently conducted and for the ownership and operation of the assets and properties now owned and operated by them. All such licenses, consents, permits and authorizations are in full force and effect, and the Company and the Subsidiaries are in compliance therewith.

     3.16 EMPLOYEE BENEFIT PLANS. Except for the employee benefit plans described in the last sentence of this Section 3.16 or as disclosed in writing to the Purchaser in connection with the purchase of the Additional Common Shares, there are no pension, bonus, profit sharing, stock option, stock incentive, savings, or other employee benefit plans of any kind maintained by the Company or to which the Company contributes or is required to contribute. Except as so disclosed, all such plans and their related trusts, if any, comply with the provisions of and have been administered in compliance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all other applicable laws, rules, and regulations, and any necessary governmental approval of the plans has been obtained. True and complete copies of (or descriptions of) the employee benefit plans have been furnished to Purchaser.

     3.17 BOOKS AND RECORDS. The books and records of account of the Company and each Subsidiary are complete and correct and have been maintained in accordance with generally accepted accounting principles; the minute books and other records of the

Company and each Subsidiary fairly reflect actions taken at the meetings of the Company and each Subsidiary and their respective Boards of Directors and shareholders.

     3.18 FULL DISCLOSURE. No representation, warranty, or other statement contained in this Agreement or in any other document, certificate, or written statement or disclosure furnished to Purchaser in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact (specifically relating to the Company or any Subsidiary as distinguished from general industry and general economic facts) known to the Company or any Subsidiary that materially adversely affects the prospects, earnings, properties, or condition, financial or otherwise, of the Company or any Subsidiary that has not been disclosed herein or in such other documents, certificates, and statements furnished to Purchaser for use in connection with the transactions contemplated hereby.


                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents, warrants, and agrees as follows:

     4.1 ORGANIZATION AND EXISTENCE. Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware, and has all requisite corporate power to enter into and perform this Agreement and the transactions contemplated hereby in the manner provided herein.

     4.2 AUTHORITY OF PURCHASER. As of the Closing, the execution, delivery, and performance by Purchaser of this Agreement shall have been duly authorized by the Board of Directors of Purchaser, and no further corporate action shall be necessary on the part of Purchaser to make this Agreement the legal, valid, and binding obligation of Purchaser enforceable against it in accordance with its terms.

     4.3 PURCHASE FOR INVESTMENT. Purchaser is acquiring the Shares for its own account for investment purposes and not with a view toward resale or redistribution. Purchaser may only dispose of the Shares in accordance with the Dow Standstill Agreement and will not offer to sell or otherwise dispose of any Shares in violation of applicable federal and state securities laws. Purchaser has had sufficient opportunities to discuss and review the Company's business, management and financial affairs.


                                   ARTICLE V

                CONDITIONS PRECEDENT TO PURCHASER'S PERFORMANCE

     5.1 CONDITIONS. The obligations of Purchaser to purchase the Additional Common Shares and any Additional Preferred Shares under this Agreement are subject to the satisfaction, at or before the Closing Date, with respect to the Additional Common Shares, and the Additional Closings, with respect to the Additional Preferred Shares, of all the conditions set out below in this
Article 5. Purchaser may waive any or all of these conditions in whole or in part without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Purchaser of any of its other rights or remedies, at law or in equity, if the Company shall be in material default of any of its representations, warranties, or covenants under this Agreement and such default is not actually known to Purchaser on the Closing Date or the Additional Closing Date, as the case may be.

     5.2  ACCURACY OF REPRESENTATIONS.   Except as otherwise permitted by this
Agreement, all representations and warranties by the Company in this Agreement, the Schedules hereto, or in any written statement delivered to or to be delivered to Purchaser under this Agreement shall be true on and as of the Closing Date as made at that time. Prior to each Additional Closing Date, the Company shall update in writing the representations and warranties including any changes to the exceptions previously disclosed. The representations and warranties set forth in Sections 3.1, 3.2, 3.4, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11,
3.12, 3.13, 3.14, 3.15, 3.16, and 3.18 shall each be substantially the same provided that disclosed exceptions may differ so long as the representations and warranties, as modified, do not reflect a material adverse change to the Company and its Subsidiaries taken as a whole.

     5.3 PERFORMANCE OF THE COMPANY. The Company shall have performed, satisfied, and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it on or before the Closing Date and the Additional Closing Dates, as the case may be.

     5.4 ABSENCE OF LITIGATION. No action, suit, or proceeding before any court or any governmental body or authority, pertaining to the transactions contemplated by this Agreement or to their consummation, shall have been instituted or threatened on or before the Closing Date and the Additional Closing Dates, as the case may be.

     5.5 CONSENTS. The Board of Directors of the Purchaser (or Executive Committee thereof) shall have approved the transactions contemplated by this Agreement. All necessary agreements and consents of any parties to the consummation of the transactions contemplated by this Agreement, or otherwise pertaining to the matters covered by it, shall have been obtained by the Company and delivered to Purchaser.

     5.6 APPROVAL OF DOCUMENTS. The form and substance of all certificates, instruments, opinions, and other documents delivered to Purchaser under this Agreement shall be satisfactory in all reasonable respects to Purchaser and its counsel.


                                   ARTICLE VI

               CONDITIONS PRECEDENT TO THE COMPANY'S PERFORMANCE

     6.1 CONDITIONS. The obligations of the Company to sell and transfer the Shares under this Agreement are subject to the satisfaction, at or before the Closing Date and the Additional Closing Dates, as the case may be, of all the following conditions of this Article 6. The Company may waive any or all of these conditions in whole or in part without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by the Company of any of their other rights or remedies, at law or in equity, if Purchaser shall be in material default in any of its representations, warranties, or covenants under this Agreement and such default Is not actually known to the Company on the Closing Date or the Additional Closing Dates, as the case may be.

     6.2 PURCHASER'S WARRANTIES. All representations and warranties by Purchaser contained in this Agreement or in any written statement delivered by Purchaser under this Agreement shall be true on and as of the Closing Date and the Additional Closing Dates, as the case may be, as though made as of that date.

     6.3 PERFORMANCE OF PURCHASER. Purchaser shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed, satisfied or complied with by it on or before the Closing Date and the Additional Closing Dates, as the case may be.

     6.4 ABSENCE OF LITIGATION. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transactions contemplated by this Agreement or to their consummation, shall have been instituted threatened on or before the Closing Date and the Additional Closing Dates, as the case may be.

     6.5 APPROVAL OF DOCUMENTS. The form and substance of all certificates, instruments, opinions, and other documents delivered to the Company under this Agreement shall be satisfactory in all reasonable respects to the Company and its counsel.


                                  ARTICLE VII

                                  THE CLOSING

     7.1 CLOSING. The Closing with respect to the transactions contemplated by this Agreement with respect to the sale of the Additional Common Shares shall be held on May 13, 1994, 9:00 a.m. local time at Midland, Michigan or at such other time, place, and date as may be mutually agreed to by the parties (the "Closing Date").

     7.2 THE COMPANY'S OBLIGATIONS. At the Closing, the Company shall deliver to Purchaser the following:

          (a) A certificate representing the Additional Common Shares in the name of the Purchaser;

          (b)  An executed counterpart of the Dow Standstill Agreement; and

          (c)  The updates to all Schedules or other written disclosures.

     7.3 PURCHASER'S OBLIGATIONS. At the Closing, Purchaser shall deliver to the Company the following:

          (a)  $37,480,000 in cash or by wire transfer, as provided in Section
2.3 hereof; and

          (b)  An executed counterpart of the Dow Standstill Agreement.


                                  ARTICLE VII

                                  POST CLOSING

     8.1 NATURE OF STATEMENTS. All statements contained herein, in any Schedule or Exhibit hereto, or in any certificate or other written instrument delivered by or on behalf of the Company or Purchaser pursuant to this Agreement, or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by the Company or Purchaser, as the case may be.

     8.2 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Regardless of any investigation at any time made by or on behalf of any party hereto, or of any information any party may have in respect thereof, all covenants, agreements, representations, and warranties made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing and each Additional Closing until the later of February 28, 1997 or one year after the applicable Additional Closing Date.

     8.3 EXPENSES. The Company and Purchaser each (i) represent and warrant that they have not taken and will not take any action that would cause the other party to have any obligation or liability to any person for a finder's or broker's fee, and (ii) agree to indemnify the other party for breach of the foregoing representation and warranty, whether or not the Closing occurs. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including, without limiting the generality of the foregoing, fees and expenses of its own financial consultants, accountants, and counsel.

     8.4 INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify, defend, and hold harmless Purchaser and its permitted successors and assigns from and against any assessment, claim, demand, obligation, liability, loss, cost, damage, or expense, including, without limitation, interest, penalties, and reasonable attorneys' fees resulting from, arising out of, or relating to, any:

          (a) Breach or default in the performance by the Company of any covenant or agreement of the Company contained in this Agreement;

          (b) Breach of warranty or inaccurate or erroneous representation made by the Company herein or in any Schedule or Exhibit hereto or in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto; or

          (c) Liability arising out of any and all actions, suits, proceedings, claims, demands, judgments, costs, and expenses incident to any of the foregoing.

Purchaser and its successors and permitted assigns shall promptly notify the Company of any such liability, breach of warranty, inaccuracy, misrepresentation, or any other claim arising under the foregoing indemnification provision. The Company may contest and defend in good faith any claim of third parties covered by this Section 8.4, provided such contest is made without cost or prejudice to Purchaser, and provided the Company notifies Purchaser within thirty (30) days of its receipt of notice thereof of the Company's desire to contest the claim, but no later than 2 business days prior to the deadline for responsive pleadings. If the Company does not notify Purchaser of its desire to contest the claim, the Company shall reimburse Purchaser on demand for any payment actually made by Purchaser at any time after the Closing Date with respect to any liabilities, obligations, expenditures, or claims to which the foregoing indemnity relates.

     8.5 PURCHASER'S SET-OFF. In the event Purchaser incurs any liabilities, losses, damages, costs, or expenses resulting from, or related to any breach of, or failure by the Company to perform, any of their representations, warranties, covenants, or agreements in this Agreement, or in any Schedule, Exhibit, certificate, or other instrument furnished or to be furnished by the Company thereunder, and/or in the event the Company becomes obligated to indemnify Purchaser pursuant to the terms hereof, Purchaser may, at its option and without prejudice to any right of Purchaser to proceed directly against the Company, be entitled to set-off all or any portion of the amount of any such liability, loss, damage, or expense or indemnity to which Purchaser shall be entitled hereunder against the unpaid amounts due under this Agreement. The exercise of such right of set-off by Purchaser hereunder shall be evidenced by means of a notice to such effect given by Purchaser to the Company. Upon the exercise by Purchaser of its right to set-off hereunder, the amount to which Purchaser is entitled to set-off shall be, and is deemed to be, applied in reduction of, and shall constitute a payment of, the amounts due under this Agreement to the extent specified in the notice of set-off.

     8.6 INDEMNIFICATION BY PURCHASER. Purchaser shall indemnify, defend, and hold harmless the Company and its permitted successors and assigns from and against any assessment, claim, demand, obligation, liability, loss, cost, damage, or expense, including, without limitation, interest, penalties, and reasonable attorneys' fees resulting from, arising out of, or relating to, any:

          (a) Breach or default in the performance by Purchaser of any covenant or agreement of Purchaser contained in this Agreement;

          (b) Breach of warranty or inaccurate or erroneous representation made by Purchaser herein or in any Schedule or Exhibit hereto or in any certificate or other instrument delivered by or on behalf of Purchaser pursuant hereto; or

          (c) Liability arising out of any and all actions, suits, proceedings, claims, demands, judgments, costs, and expenses incident to any of the foregoing.

The Company and its successors and assigns shall promptly notify Purchaser of any such liability, breach of warranty, inaccuracy, misrepresentation, or any other claim arising under the foregoing indemnification provision. Purchaser may contest and defend in good faith any claim of third parties covered by this
Section 8.6, provided such contest is made without cost or prejudice to the Company, and provided Purchaser notifies the Company within thirty (30) days of Purchaser's receipt of notice thereof that Purchaser intends to contest the claim, but no later than 2 business days prior to the deadline for responsive pleadings. If Purchaser does not notify the Company of its intention to contest the claim, Purchaser shall reimburse the Company on demand for any payment actually made by the Company at any time after the Closing Date with respect to any liabilities, obligations, expenditures, or claims to which the foregoing indemnity relates.

     8.7 NOTICES. All notices, requests, consents, and other communications hereunder shall be in writing and shall be deemed to have been delivered on the date first (a) personally delivered (b) received by facsimile or (c) recorded as delivered by overnight courier, if addressed as follows:

     (a)  if to the Company, to:  Univar Corporation
                                  6100 Carillon Point
                                  Kirkland, WA 98033
                                  Attn: General Counsel
                                  Facsimile: (206) 889-4136

               With a copy to:    Preston Gates & Ellis
                                  5000 Columbia Center

                                  701 Fifth Avenue
                                  Seattle, WA  98104-7078
                                  Attn:  Richard B. Dodd
                                  Facsimile: (206) 623-7022

     (b)  if to Purchaser, to:    The Dow Chemical Company
                                  2030 Willard H. Dow Center
                                  Midland, MI 48674
                                  Attn: Director
                                    of Mergers and Acquisitions
                                  Facsimile: (517) 636-1830

               With a copy to:    The Dow Chemical Company
                                  2030 Willard H. Dow Center
                                  Midland, MI 48674
                                  Attn:  General Counsel
                                  Facsimile:  (517) 636-0861

Any party may change its address for purposes of this Section 8.7 by giving the other parties written notice of the new address in the manner set forth above.

     8.8 ARBITRATION. Any controversy or claim arising out of, or related to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in Chicago, Illinois in accordance with the rules of the American Arbitration Association then existing, or the rules of any other comparable organization in the event the American Arbitration Association shall not then be in existence, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

     8.9 SPECIFIC PERFORMANCE. Each party's obligations under this Agreement are unique. If any party should default in its obligations under this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the non-defaulting party, in addition to any other available rights or remedies, may sue in equity for specific performance, and the parties each expressly waive the defense that a remedy in damages will be adequate. Notwithstanding any breach or default by any of the parties of any of their respective representations, warranties, covenants, or agreements under this Agreement, if the purchase and sale contemplated by it shall be consummated at the Closing, each of the parties waives any rights that it or he may have to rescind this Agreement or the transaction consummated by it; provided, however, this waiver shall not affect any other rights or remedies available to the parties under this Agreement or under the law except for defaults or breaches actually known to such parties on the Closing Date or Additional Closing Date, as the case may be.

     8.10 COSTS. If any legal action or an arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

     8.11 Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement is binding upon the successors and assigns of the parties hereto.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 CONFIDENTIALITY. The parties agree that, except as may be required by law, no public release or other disclosure of information concerning this Agreement, the proposed transaction, the Company or the business affairs of the Company shall be made subsequent to the date hereof, including subsequent to the Closing, unless and until mutual agreement is reached in writing on any such publicity or other disclosure.

     9.2 SECTION AND PARAGRAPH HEADINGS. The Article and Section headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.3 CHANGES, WAIVERS, ETC. Neither this Agreement nor any provision hereof may be changed, waived, discharged, or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge, or termination is sought.

     9.4 ENTIRE AGREEMENT. This Agreement and the Exhibits, Schedules, certificates, and documents referred to herein constitute the entire agreement of the parties hereto, and supersede all prior understandings with respect to the subject matter hereof. All Exhibits and Schedules attached to this Agreement are deemed to be fully incorporated herein by this reference for all purposes, as though fully set forth at length herein.

     9.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

     9.6 SEVERABILITY. In the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement that violate such statute or public policy shall be stricken. All portions of this Agreement that do not violate any statute or public policy shall continue in full force and effect. Any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties pursuant to this Agreement.

     9.7 GOVERNING LAW. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Washington.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                               UNIVAR CORPORATION


                               By: /S/ JAMES W. BERNARD

                               Its: President And Chief Executive Officer

                           THE DOW CHEMICAL COMPANY

                           By:

                           Its:




                           THE DOW CHEMICAL COMPANY


                           By: /S/ ENRIQUE SOSA

                           Its: Senior Vice President